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SECURITI 11015141 MMISSION

. . . . , ...

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8-67449

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Delaney Equity Group, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Palm Beach Lakes Blvd., Suite 805
(No. and Street)

West Palm Beach	Florida	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Delaney — 561-202-6004 (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.
(Name - *if individual, state last, first, middle name*)

999 Douglas Avenue, Suite 3325, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

9/5/11

OATH OR AFFIRMATION

I, David C. Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Delaney Equity Group, LLC., as of December 31 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Public Notary
Personally Known

LINDA A. BALOGH
MY COMMISSION # DD664485
EXPIRES June 20, 2011
(407) 398-0153 FloridaNotaryService.com

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELANEY EQUITY GROUP, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DELANEY EQUITY GROUP, LLC
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Member
Delaney Equity Group, LLC

We have audited the accompanying statement of financial condition of Delaney Equity Group, LLC as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaney Equity Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12 and 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 22, 2011

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & Registered with PCAOB

DELANEY EQUITY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

ASSETS

Current assets	
Cash	$ 259,440
Deposit with Clearing Broker	250,000
Due from clearing broker	177,961
Securities owned, not yet sold, at market value	138,992
Prepaid expenses	12,266
Deposits	2,222
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $7,187	2,953
Total Assets	843,834

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to clearing broker	$ 149,958
Commissions payable	7,418
Accounts payable and accrued expenses	14,024
Securities sold, not yet purchased, at market value	106,940
Interest Payable	28,125
Subordinated borrowings	325,000
	631,465
Member's Equity	212,369
Total Liabilities and Member's Equity	$ 843,834

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Agency commissions	$ 410,184
Fees	933,214
Principal transactions	18,721
Interest loss	5,030
Other income	40,583
Total revenues	1,407,732
EXPENSES	
Compensation and benefits	1,085,851
Floor brokerage, exchange, and clearance fees	974,178
Interest expense	42,622
Occupancy	42,458
Quotations and research	64,555
Professional fees	10,507
Dues and subscriptions	17,970
Licenses & registrations	17,405
Communication and data processing	17,929
Depreciation	2,426
Other operating costs	45,612
Total expenses	2,321,513
NET LOSS	$ (913,781)

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Member Contributions	Accumulated Earnings	Member's Equity
Balance at January 1, 2010	$ 36,000	$ 54,188	$ 90,188
Member contributions	1,105,962	-	1,105,962
Member distributions	(70,000)	-	(70,000)
Net loss	-	(913,781)	(913,781)
Balance at Decembers 31, 2010	$ 1,071,962	$ (859,593)	$ 212,369

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities:	
Net loss	$ (913,781)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,426
Change in Assets and Liabilities:	
Due from clearing broker	7,526
Marketable securities	97,386
Prepaid expenses	(9,452)
Other assets	2,531
Accounts payable and accrued expenses	(58,469)
Due to clearing broker	149,958
Commissions payable	(1,294)
Securities sold, not yet purchased	(297,653)
Net cash provided by operating activities	(1,020,822)
Cash Flows From Investing Activities:	
Purchase of furniture and equipment	(1,295)
Net cash used in investing activities	(1,295)
Cash Flows From Financing Activities:	
Interest accrual on subordinated loans notes payable	6,167
Member contributions	1,105,962
Member distributions	(70,000)
Net cash provided by financing activities	1,042,129
Net increase in cash	20,012
Cash and cash equivalents - beginning of year	489,428
Cash and cash equivalents - end of year	$ 509,440
Supplemental Cash Flows Disclosures	
Cash paid for interest	$ 6,122
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Delaney Equity Group, LLC. (the "Company") was incorporated as a limited liability company pursuant to the laws of the state of Florida on March 14, 2006. The Company was approved to conduct business as a broker-dealer on May 25, 2007 and is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulation Authority ("FINRA").

The Company's primary sources of revenue are agency transactions, principal trading and market making in over-the counter equities. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Penson Financial Services, Inc. ("Penson"). Penson provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Securities not readily marketable (if any) are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of income. See Footnote 4 for further discussion.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments

Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income to the period presented herein.

3. TRANSACTIONS WITH CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, Penson. The clearing and depository operations for the Company's securities transactions are provided by Penson pursuant to a clearing agreement. At December 31, 2010, cash held in the clearing deposit account was $250,000.

Due from the clearing broker includes commissions earned as an introducing broker for the transactions of its customers and net principal trading gains totaling ($177,961). Due to clearing broker represents amounts owed to the clearing broker including the cost basis of securities inventory purchased and held at the clearing broker ($256,898). The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

4. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 138,992	$ 138,992	$ -	$ -
Liabilities:				
Securities sold	$ 106,940	$ 106,940	$ -	$ -
Subordinated borrowings	325,000	-	-	325,000
	$ 431,940	$ 106,940	$ -	$ 325,000

With regard to the level 3 liabilities there was no change in the beginning and ending balances during the year ended December 31, 2010. However, $36,500 was recorded as interest expense on the balances.

5. EQUITY

During May 2010, the Company suffered a clearing error of approximately $906,300 that caused the Company to be in noncompliance with its net capital. To rectify the net capital violation, a member of the Company contributed approximately $1,106,000 in cash and securities (the securities were subsequently sold). The Company was required to close its operations while it was in noncompliance, but reopened in June 2010.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's clearing agreement expired during June 2009, but has continued in place and either party may cancel the agreement by giving 45 days prior written notice. The clearing agreement requires the Company to maintain a $250,000 clearing deposit and provides for minimum monthly clearing charges of $5,000. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts introduced by the Company.

The Company currently leases various licenses and other intangible products to provide access to trading platforms and other communications and data processing portals and market quotes. The lease agreements are primarily for a two year term and automatically renew for additional two year terms.

The Company entered into a sublease of office space totaling approximately 1,712 square feet on July 9, 2010, with a commencement date of July 15, 2010. Rent for the space is $1,997, plus sales tax per month. The term of the sublease expires on March 31, 2012 and is non-renewable. Future obligations of rent by the Company, not including sales tax, are:

2011	$ 23,964
2012	5,991
	$ 29,955

Rent expense for 2010 aggregated to $40,562 and is included in the occupancy line item on the statement of operations.

7. RELATED PARTY TRANSACTIONS

As discussed in Note 9, the Company has two approved subordinated loans from related parties. During 2010, interest expense accrued was $36,500 and $28,125 was payable at December 31, 2010. During 2010, David Delaney, the sole owner of the Company, and a family member registered with the Company, were paid $544,792 in cash and a third party stock with a value of $322,500, and $133,124 in cash and a third party stock with a value of $550,500, respectively.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the percentage of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2010, the Company had net capital of $467,096, which was $367,096 in excess of its minimum required net capital of $100,000 pursuant SEC Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was 18.3%, based on aggregate indebtedness of $85,291 as of December 31, 2010.

9. INCOME TAXES

The Company is classified as a single-member LLC and, as such, is disregarded as an entity separate from its owners for income tax purposes, pursuant to Section 7701 of the Code. As such, all taxable income or loss flows through to the managing member. Accordingly, no income tax expense or liability is provided for in the accompanying financial statements.

10. SUBORDINATED LOANS

The Company owes two subordinated loans to two related parties. The first loan in the amount of $125,000 is due to David Delaney, the sole member of the Company. Under the terms of this loan, $25,000 of the interest payable on the loan is treated as additional subordinated debt. The second loan for $200,000 is due to an immediate family member of David Delaney and provides for monthly interest payments. Both loans are unsecured and have been approved by FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowings under subordinated agreements as of December 31, 2010 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$ 200,000	12.00 %	05/25/2007	05/25/2011
125,000	10.00 %	05/25/2007	05/31/2013
325,000			
25,000	Accrued interest payable classified as subordinated debt		
$ 350,000			

11. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments with Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its

11. CONCENTRATIONS AND CREDIT RISKS (continued)

clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

Concentration of Credit Risk

The Company is engaged in various trading, and brokerage activities in which counter-parties include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements in the future and has not recorded any contingent liability in the financial statements for these indemnifications.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2011, the date the financial statements were available to be issued.

DELANEY EQUITY GROUP, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 & RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-(D)(4) STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2010

Member's Equity:		$ 212,369
Subordinated borrowings allowable in computation of net capital		353,125
Total net capital and allowable subordinated borrowings		565,494
Deductions and/or Charges		
Subordinated loan interest deduction	3,125	
Non-allowable assets:		
Deposits	2,222	
Furniture, equipment, and leasehold improvements, net	2,953	
Prepaid expenses	12,266	20,566
Blockage:		
Trading and investment securities		52,885
Net Capital before haircuts on securities positions		492,043
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)		24,947
Net Capital		$ 467,096
Aggregate Indebtedness		
Items included in the Statement of Financial Condition		
Accounts payable and accrued expenses		14,024
Commissions payable		7,418
Broker payable long position, net		63,851
Total Aggregate Indebtedness		$ 85,293
Computation of Basic Net Capital Requirement		
The greater of:		
Minimum net capital required	100,000	
6.67% of total aggregate indebtedness	5,689	
Net Capital Requirement		100,000
Net Capital		467,096
Excess Net Capital		$ 367,096
Aggregate Indebtedness to Net Capital		18.26%
Net capital, per page 3-4 of the December 31, 2010, unaudited Focus Report, as filed.		$ 467,098
Rounding		(2)
Net capital, per December 31, 2010, audited report, as filed.		$ 467,096

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings at January 1, 2010	$ 325,000
Increases:	
Accrued interest payable considered as additional subordinated capital for computing net capital	25,000
Subordinated borrowings at December 31, 2010	$ 350,000

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2010

The Company operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

The accompanying notes are an integral part of these financial statements.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Member
Delaney Equity Group, LLC

In planning and performing our audit of the financial statements of Delaney Equity Group, LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goshkey, Silmof & Rittoff, P.A.

February 22, 2011

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Delaney Equity Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period January 1, 2010 to December 31, 2010, which were agreed to by Delaney Equity Group, LLC and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Delaney Equity Group, LLC compliance with the applicable instructions of Form SIPC-7. Delaney Equity Group, LLC management is responsible for Delaney Equity Group, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2010, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the period ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

February 22, 2011

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067449

DELANEY EQUITY GROUP LLC
1665 PALM BEACH LAKES BLVD.
SUITE 805
WEST PALM BEACH, FL USA 33401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Delaney (561)- 561-253-1865

2. A. General Assessment (item 2e from page 2)		$ 3,955
B. Less payment made with SIPC-6 filed (exclude interest) 07/27/2010 Date Paid		(358)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,597
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,597	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DELANEY EQUITY GROUP LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 17th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20__ and ending December 31, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,386,270
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	406,621
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	21,463
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	428,084
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	226,397
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,122	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	6,122
Total deductions	232,519
2d. SIPC Net Operating Revenues	$ 1,581,835
2e. General Assessment @ .0025	$ 3,955

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